August 20, 2001

Investors Bank & Trust Company
200 Clarendon Street
Boston, MA 02111
Attn: Paula Lordi

RE:	M Fund, Inc. (the "Trust") on behalf of its Business Opportunity Value Fund (the "Fund")

Dear Ms. Lordi:

    Reference is made to the Custodian Agreement, the Administration Agreement and the Transfer Agency and Service Agreement (collectively, the "Agreements"), each dated December 4, 1995, between the Trust and Investors Bank & Trust Company (the "Bank"). The Trust hereby appoints the Bank to provide the services described in each of the Agreements to the Fund, subject o the terms and provisions of each of such Agreements, including the fee schedules associated therewith.

    If the foregoing is acceptable to you, please execute and return copy of this letter agreement, upon which it will become effective.

M FUND, INC.
By: Title:
Acknowledged and Agreed:
Investors Bank & Trust Company
By: Title: